Exhibit 99.1

RAD

RADIOPHARM THERANOSTICS

Quarterly Activities & Cash Report and 4C for the quarter ended 30 September 2025

ASX ANNOUNCEMENT 28 OCTOBER 2025

QUARTERLY ACTIVITIES AND CASH FLOW REPORT
QUARTER ENDED 30 SEPTEMBER 2025

Sydney, Australia – 28 October 2025 – Radiopharm Theranostics (ASX:RAD, “Radiopharm” or the “Company”), a developer of a world-class platform of radiopharmaceutical products for both diagnostic and therapeutic uses, is pleased to provide a summary of its activities for the quarter ended 30 September 2025.

●	IND approval received from FDA to Initiate Phase I Therapeutic Clinical Study to target B7H3 with Betabart

●	Internationally recognised medical oncologist Dr Oliver Sartor appointed to Scientific Advisory Board

Subsequent to the end of the period the Company also announced:

●	Positive updates across four clinical programs with 2026 milestones outlined

●	A$35 million institutional placement, supported by strategic investor Lantheus Holdings, in addition to A$5 million Share Purchase Plan, to support ongoing initiatives

Program Updates

RADIOPHARM THERANOSTICS PROVIDES POSITIVE CLINICAL UPDATES ACROSS FOUR PROGRAMS

Following the quarter’s conclusion, the Company announced an update on its pipeline of clinical programs and outlined expected milestones through the end of 2025 and into 2026.

The RAD 101 Phase 2b imaging study, evaluating a Fluorine-18 labelled small molecule targeting fatty acid synthase for brain metastases, continues to show encouraging results. Twelve patients have been enrolled in the US trial, with data from the first three demonstrating strong and selective tumour uptake in brain metastases, confirming metabolic activity where MRI findings were inconclusive. These early results are consistent with prior Phase 2a findings and further validate proof-of-concept for the molecule. The program holds FDA Fast Track designation and aims to complete enrolment in the first quarter of 2026, with topline data expected in the first half of the year. If outcomes remain consistent, Radiopharm plans to initiate a multicentre Phase 3 registrational study to address the significant population of patients diagnosed annually in the US with cerebral metastases.

The RAD 202 Phase 1 ‘HEAT’ trial, assessing a Lutetium-177 labelled HER2-targeting nanobody in advanced solid tumours, has reported higher-than-expected tumour uptake in the first cohort. Dosing at the initial 30mCi level has been completed, and following a recommendation from the independent Data Safety and Monitoring Committee (see ASX announcement 1/10/25), the trial has progressed to the 75mCi dose level. The therapy has shown a favourable safety profile with no drug-related adverse events reported. Enrolment in the higher-dose second cohort is expected to be completed by the end of 2025, with data from both cohorts to be released around that time. These findings further support the clinical potential of RAD 202 as a novel HER2-directed radiotherapeutic.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 28 OCTOBER 2025

The RAD 204 Phase 1 study, which uses a Lutetium-177 labelled nanobody targeting PD-L1, continues to generate promising data in patients with PD-L1-positive solid tumours, including lung, breast, and melanoma cancers. At the first 30mCi dose level, two of three patients with late-stage metastatic non-small cell lung cancer achieved stable disease for 5.5 months—considerably longer than the 3.5 months typically observed with standard of care in similar settings. Tumour uptake was evident across the first six patients dosed at the initial and second (60mCi) levels, and the safety profile remained favourable with no dose-limiting toxicities. A meeting with the Data Safety and Monitoring Committee is planned to consider dose escalation to the third level.

The RAD 301 program, a Gallium-68 peptide imaging agent targeting αvβ6-integrin, has produced data supporting its advancement into a Phase 2 trial in patients with loco-regional pancreatic cancer. The αvβ6-integrin biomarker is associated with tumour invasion and poor prognosis in pancreatic ductal adenocarcinoma, and RAD 301 has previously received Orphan Drug Designation from the FDA. In the current Phase 1 trial, six of nine planned subjects have been dosed, with data confirming both strong uptake in αvβ6-positive lesions and a favourable safety profile. The Company will now shift its focus to evaluating the candidate in earlier-stage pancreatic cancer, where improved imaging accuracy can significantly inform surgical decision-making and outcomes.

IND APPROVAL RECEIVED FROM US FDA TO INITIATE PHASE I THERAPEUTIC CLINICAL STUDY TO TARGET B7H3 WITH BETABART (RV-01)

Radiopharm received Investigational New Drug (IND) approval from the US Food and Drug Administration to begin a Phase I clinical trial of Betabart (RV-01), a first-in-class radiopharmaceutical therapy targeting the 4Ig isoform of B7-H3. The company plans to initiate the first-in-human study for solid tumours in the fourth quarter of 2025.

RV-01 is a lutetium-177–conjugated monoclonal antibody designed to selectively bind the 4Ig isoform of B7-H3, which is highly expressed in tumours but largely absent from healthy tissue. Preclinical studies have shown that RV-01 demonstrates hepatic clearance, enabling effective tumour targeting while potentially reducing blood-related side effects compared with other radiotherapeutics cleared through the kidneys. The molecule’s short half-life and high binding affinity further enhance its therapeutic potential.

Developed under Radiopharm’s joint venture with MD Anderson Cancer Center, RV-01 has exhibited tumour shrinkage and extended survival in animal models. The Company believes its selectivity for B7-H3 offers a new approach for treating refractory and high-risk cancers, as overexpression of this immune-checkpoint protein is linked to tumour aggressiveness and poor prognosis.

Corporate Updates

DR OLIVER SARTOR APPOINTED TO SCIENTIFIC ADVISORY BOARD

In July, the Company announced the appointment of Dr Oliver Sartor, MD to the Company’s Scientific Advisory Board (SAB).

Dr Sartor is an internationally recognised medical oncologist and scientist specialising in prostate cancer and radiopharmaceutical therapies. He currently serves as Director of Radiopharmaceutical Clinical Trials and Chair of the Genitourinary Cancer Disease Group at the world-renowned Mayo Clinic, in Rochester, Minnesota. He was previously Laborde Professor of Medicine and Urology and Medical Director of Tulane Cancer Center in New Orleans under Tulane University School of Medicine.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 28 OCTOBER 2025

Dr Sartor has also held senior roles at LSU Health Sciences Center, Dana-Farber/Harvard Medical School, and as Medical Oncology Co-Chair of the GU Committee of NRG Oncology. Dr Sartor received his MD with honours from Tulane University School of Medicine in 1982, completed internal medicine residency at Tulane, and a medical oncology fellowship at the National Cancer Institute (NCI).

Since 1990 he has focused on prostate cancer clinical research, authoring more than 500 peer-reviewed publications and leading multiple pivotal Phase 3 trials that resulted in FDA approvals for therapies including samarium-153 EDTMP, cabazitaxel, radium-223, and PSMA-targeted radioligand therapy.

KEY OPINION LEADER WEBINARS

During the quarter, the Company held three key opinion leader webinars discussing the use of the radiopharmaceutical therapies in oncology and for the treatment of prostate cancer.

Click here to view recordings of each webinar.

Financial Updates

COMPLETION OF A$35 MILLION PLACEMENT AND LAUNCH OF A$5 MILLION SHARE PURCHASE PLAN

Subsequent to the end of the quarter, Radiopharm completed a A$35 million institutional placement and launched a A$5 million Share Purchase Plan (SPP) to strengthen its financial position and support ongoing clinical and operational initiatives. The placement, priced at $0.03 per share, received strong backing from new and existing Australian and international institutional investors, including strategic investor and existing shareholder Lantheus Holdings, who contributed A$7.6 million (US$5 million) to lift its shareholding to 14.5 per cent. Participants in both the placement and SPP will receive one free attaching option for every new share issued, exercisable at $0.039 and expiring on 31 October 2027, subject to shareholder approval.

Together with Radiopharm’s unaudited cash balance of A$19 million as at 30 September 2025, the proceeds will extend the company’s funding runway into 2027. The funds will be used to advance drug manufacturing, progress multiple clinical trials across its six active programs, and cover working capital and corporate costs. This strengthened capital position will enable the company to pursue key clinical milestones and maintain development momentum across its diagnostic and therapeutic radiopharmaceutical portfolio.

The SPP, open to eligible shareholders in Australia and New Zealand, provides an opportunity for retail investors to participate on the same terms as the institutional placement. Eligible shareholders will be able to apply for up to A$30,000 in new shares at the same $0.03 issue price, with one attaching option per share on identical terms. While the company aims to raise approximately A$5 million through the SPP, it retains the right to vary the final amount depending on demand.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 28 OCTOBER 2025

An Extraordinary General Meeting is expected to be held on 4 December 2025 to approve the second tranche of shares and attaching options, with allotment anticipated on 10 December 2025. Bell Potter Securities acted as lead manager to the capital raising, while Leerink Partners LLC and B. Riley Securities Inc served as US placement agents.

R&D TAX REFUND

In July, Radiopharm received its research and development (R&D) tax refund for the 2024 financial year, totalling A$4,485,434, including A$94,559 interest. The refund is received as part of the Australian Government’s R&D tax incentive, which provides companies engaging in appropriate and eligible activities with a refundable tax offset of up to 43.5%.

QUARTERLY RESULTS

The following is a summary of the Appendix 4C Cash Flow Report:

●	The quarter-end closing cash balance was $19.04 million, down from $29.12 million at the close of the previous quarter.

●	Net cash outflows from operating activities for the quarter totalled $9.29 million. Direct research and development expenditures and staff costs comprised over 93% of the total operating expenditure for the quarter, excluding the receipt of the R & D tax refund.

In compliance with Listing Rule 4.7C, payments to related parties and their associates, as detailed in item 6.1 of Appendix 4C, encompass remuneration for director fees to executive and non-executive directors, conducted in the ordinary course of business at commercial rates, excluding reimbursements for out-of-pocket expenses.

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and three Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain metastases. Learn more at radiopharmtheranostics.com.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 28 OCTOBER 2025

Authorised on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Investors:

Riccardo Canevari

CEO & Managing Director
P: +1 862 309 0293

E: rc@radiopharmtheranostics.com

Anne Marie Fields
Precision AQ
(Formerly Stern IR)

E: annemarie.fields@precisionaq.com

Media:

Matt Wright

NWR Communications
P: +61 451 896 420

E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm

Linked In – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity

Radiopharm Theranostics Limited

ABN	Quarter ended (“current quarter”)
57 647 877 889	30 September 2025

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers
1.2	Payments for
	(a) research and development	(8,903)	(8,903)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(130)	(130)
	(d) leased assets	-	-
	(e) staff costs	(3,975)	(3,975)
	(f) administration and corporate costs	(1,058)	(1,058)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	155	155
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	4,485	4,485
1.8	Other GST refunded	134	134
1.9	Net cash from / (used in) operating activities	(9,292)	(9,292)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other - payments of license fee liabilities	(764)	(764)
2.6	Net cash from / (used in) investing activities	(764)	(764)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(10)	(10)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other – (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	(10)	(10)

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	29,117	29,117
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(9,292)	(9,292)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(764)	(764)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(10)	(10)
4.5	Effect of movement in exchange rates on cash held	(10)	(10)
4.6	Cash and cash equivalents at end of period	19,041	19,041

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	19,041	29,117
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	19,041	29,117

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	1,127
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

In accordance with Listing Rule 4.7C, payments made to related parties and their associates included in items 6.1 of the Appendix 4C includes compensation and director fee related payments in the normal course of business at commercial rates, excluding reimbursements of out-of-pocket expenses.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term facility includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-
7.5	Unused financing facilities available at quarter end		-

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
N/A

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(9,292)
8.2	Cash and cash equivalents at quarter end (item 4.6)	19,041
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	19,041

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	2

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as N/A. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: N/A

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: N/A

Note:	where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	28 October 2025

Authorised	by: The Board

(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entitys activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.

Quarterly Activities & Cash Report and 4C for the quarter ended 30 September 2025

ASX : RAD

RADIOPHARM THERANOSTICS